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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

UNITEDGLOBALCOM, INC. (Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
913247 50 8 (CUSIP Numbers)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 18, 2003 (Date of Event which Require Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913247 50 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Media Corporation 84-1288730

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 296,002,376 shares(1)
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 11,448,696 shares(2)(3)
PERSON
		9	SOLE DISPOSITIVE POWER 296,002,376 shares(1)

		10	SHARED DISPOSITIVE POWER 11,448,696 shares(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,451,072 shares(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒(5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.29%(6)

14	TYPE OF REPORTING PERSON CO

Includes 293,264,206 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

Includes 9,859,336 shares of Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

The Reporting Person may be deemed to share beneficial ownership of 1,589,360 shares of the Issuer's Class A Common Stock and 9,859,336 shares of the Issuer's Class C Common Stock held by Liberty International B-L LLC with BCI International Investments, LLC.

Includes 303,123,542 of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

The Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement described in, and attached as an exhibit to, the Original Statement on Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on February 26, 2002. The Reporting Person disclaims being a member of any such group and disclaims having beneficial ownership of any securities of the Issuer held by any such other party.

According to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed by the Issuer on August 14, 2003, at August 1, 2003 the Issuer had 105,251,673 shares of Class A Common Stock, 8,198,016 shares of Class B Common Stock and 303,123,542 shares of Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer's Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer's Class A Common Stock. Because the Reporting person does not beneficially own any shares of the Issuer's Class B Common Stock, the indicated percentage has been calculated assuming that no shares of the Issuer's Class B Common Stock have been converted into shares of the Issuer's Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

UNITEDGLOBALCOM, INC.

        This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), with the Securities and Exchange Commission (the "Commission") on February 26, 2002 (the "Original Statement"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on February 28, 2003 ("Amendment No. 1"), and relates to the shares (the "Shares") of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer" or "United"). The Original Statement and Amendment No. 1 are collectively referred to as the "Statement." Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 2. Identity and Background

        Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

        Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        Of the Shares and the shares of United Class C Common Stock described herein as beneficially owned by the Reporting Person or its subsidiaries, 1,589,360 Shares and 9,859,336 shares of United Class C Common Stock are beneficially owned by Liberty International B-L LLC, a Delaware limited liability company ("Holding LLC"), an indirect subsidiary in which the Reporting Person owns a 79% interest.

        To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

        During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

        Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

        On August 18, 2003, the Reporting Person entered into a Share Exchange Agreement (the "Share Exchange Agreement") with the holders (the "Stockholders") of all of the outstanding shares of United Class B Common Stock. Pursuant to the terms set forth in the Share Exchange Agreement, and upon the satisfaction or waiver of the conditions set forth therein, the Reporting Person will acquire 8,198,016 shares of United Class B Common Stock, representing all of the outstanding shares of United Class B Common Stock, from the Stockholders in exchange for an aggregate of 12,576,966 shares of the Reporting Person's Series A Common Stock, par value $0.01 per share (the "Liberty Series A Common Stock"), and cash as set forth in the Share Exchange Agreement (the "Exchange").

        The shares of Liberty Series A Common Stock to be issued in the Exchange will be newly issued shares or shares held in the treasury of the Reporting Person. It is a condition to the Stockholders' obligation to effect the exchange that the Reporting Person will agree to file promptly after the consummation of the Exchange and use reasonable efforts to cause to become effective a "shelf" registration statement registering under the Securities Act of 1933 the resale of the shares of Liberty Series A Common Stock issued pursuant to the Share Exchange Agreement. The cash to be delivered in the Exchange will be provided from the Reporting Person's working capital and other available funds.

        The foregoing description of the Share Exchange Agreement is qualified in its entirety by reference to the text of the Share Exchange Agreement, which is attached as Exhibit 7(j) hereto.

Item 4. Purpose of Transaction

        Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

        The purpose of the transactions contemplated by the Share Exchange Agreement is for the Reporting Person to acquire control of the Issuer. Following the consummation of the Exchange, each share of United Class C Common Stock will vote together with shares of United Class A Common Stock and United Class B Common Stock on all matters to be voted upon by the stockholders of the Issuer, including for the election of the entire twelve-member board of directors of the Issuer. As a result of its ownership of United Class A Common Stock, United Class B Common Stock and United Class C Common Stock (together, the "United Common Stock") following the Exchange and the voting power attributable thereto, and the termination of the Standstill Agreement as described below, the Reporting Person will have approximately 96.86% of the combined voting power of the United Common Stock and will have the ability to elect all of the members of the Issuer's board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer's certificate of incorporation and bylaws.

        The Share Exchange Agreement provides that it is a condition to Liberty's obligation to consummate the Exchange that (a) Messrs. Albert Carollo and Curtis Rochelle and Ms. Tina Wildes and one additional director (other than Mr. Michael Fries and any director elected by the holders of the United Class C Common Stock) will resign from the board of directors of the Issuer and four nominees designated by Liberty prior to the closing will be appointed to serve on the board of directors (the board of directors as so reconstituted, the "Reconstituted Board") and (b) those of the Stockholders and Founders that serve on the board of directors or similar governing body of any subsidiary or affiliate of the Issuer shall have tendered their resignations to the Reconstituted Board and the vacancies created by any such resignations that the Reconstituted Board shall have accepted shall have been filled with such individuals as the Reconstituted Board may have designated. Liberty anticipates that the current chief executive officer and chairman of the board of the Issuer will resign as chief executive officer of the Issuer, but remain as chairman of the board of the Issuer, prior to the consummation of the Exchange.

        Upon the consummation of the Exchange, the Stockholders Agreement will terminate, except (a) as described therein and (b) as provided in the New Standstill Agreement described in the following paragraph, which provides that a provision of the Stockholders Agreement requiring the Issuer to exchange shares of United Class A Common Stock or Class B Common Stock held by the Reporting Person or its affiliates for shares of United Class C Common Stock or, following the conversion of the United Class C Common Stock, United Class B Common Stock, will survive the termination of the Stockholders Agreement. As a result of the termination of the Stockholders Agreement, each of the Standstill Agreement, a separate voting agreement among the Issuer and the Founders, and certain other agreements among the Reporting Person, the Issuer and/or the Founders will terminate pursuant to their terms.

        It is a condition to the Stockholders' obligation to consummate the Exchange that the Reporting Person enter into an agreement with the Issuer prior to the consummation of the Exchange in the form attached as Exhibit 7(k) hereto (the "New Standstill Agreement"). Pursuant to the New Standstill Agreement, the Reporting Person will agree, and will agree to cause its controlled affiliates, not to acquire additional shares of United Common Stock if immediately after giving effect to such acquisition their ownership of United Common Stock would exceed 90% of all of the United Common Stock then outstanding (a "Triggering Acquisition"), unless before or promptly following the Triggering Acquisition, or in connection therewith, the Reporting Person commences or causes to be commenced a transaction that involves an offer to acquire or that results in the acquisition of all of the outstanding shares of United Common Stock that are held by persons not affiliated with the Reporting Person, which transaction may be a tender offer, exchange offer, merger or other transaction at the Reporting Person's election (a "Buyout Transaction"). A Buyout Transaction may be effected by means of a short-form merger of a parent and subsidiary as contemplated by Section 253 of the Delaware General Corporation Law (or its equivalent under the law of any other jurisdiction) with respect to which statutory appraisal rights are available to holders of minority interests (a "Short-Form Merger"). If a Buyout Transaction is to be effected otherwise than pursuant to a Short-Form Merger, and a majority of the independent directors of the Issuer shall have recommended against approval of such Buyout Transaction, the Reporting Person may, but shall not be required to, proceed with the Buyout Transaction only if the value of the consideration to be paid per share in such Buyout Transaction, at the time such Buyout Transaction is approved or allowed to proceed, is not less than a fair price for the United Common Stock as determined pursuant to an independent appraisal process set forth in the New Standstill Agreement. The Reporting Person will agree not to effect a direct or indirect transfer of shares of United Common Stock representing control of the Issuer to any person or group unless the person who, after giving effect to such transfer, will control the Issuer undertakes to become a party to the New Standstill Agreement. Upon delivery of such an undertaking, the Reporting Person shall be released of all obligations under the New Standstill Agreement.

        The Reporting Person intends to continuously review its investment in the Issuer, and may in the future (subject to the terms of the Stockholders Agreement, the Standstill Agreement or, following the Exchange, the New Standstill Agreement) determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer's business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to the Reporting Person; (D) developments with respect to the business of the Reporting Person; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in the Statement or this Amendment (including the exhibits thereto and hereto) or as contemplated or permitted by the agreements described therein or herein, the Reporting Person has no specific plans or proposals that relate to or would result in:

        (i)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (ii)   an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (iii)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (iv)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (v)   any material change in the present capitalization or dividend policy of the Issuer;

        (vi)  any other material change in the Issuer's business or corporate structure;

        (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

        (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (ix)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (x)   any action similar to any of those enumerated in this paragraph.

        The foregoing description of the New Standstill Agreement is qualified in its entirety by reference to the text of the form of New Standstill Agreement, which is attached as Exhibit 7(k) hereto.

        The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4 as if set forth in its entirety herein.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Statement is hereby amended and supplemented by adding the following:

        (a)   The Reporting Person presently beneficially owns 307,451,072 shares of United Class A Common Stock, which includes 303,123,542 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock beneficially owned by the Reporting Person. Of such shares of United Class A Common Stock beneficially owned by the Reporting Person, 11,448,696 shares of United Class A Common Stock are held through Holding LLC, an indirect subsidiary of the Reporting Person in which the Reporting Person owns a 79% interest, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock held by Holding LLC. According to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed by the Issuer on August 14, 2003, as of August 1, 2003 the Issuer had 105,251,673 shares of United Class A Common Stock, 8,198,016 shares of United Class B Common Stock and 303,123,542 shares of United Class C Common Stock outstanding. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class C Common Stock is convertible into one share of United Class B Common Stock or United Class A Common Stock at the election of the holder without consideration. Subject in each case to the provisions of the Issuer's certificate of incorporation relating to the election of directors, as described in Item 4 of the Original Statement (which description is incorporated herein by reference), each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 75.29% of the outstanding United Class A Common Stock and approximately 94.32% of the Issuer's outstanding voting power in all matters other than the election of directors. By virtue of its beneficial ownership of 100% of the outstanding United Class C Common Stock, the Reporting Person has the power to elect four members of the Issuer's twelve-member board of directors. The indicated percentage of the outstanding United Class A Common Stock has been calculated assuming that all of the United Class C Common Stock, all of which is beneficially owned by the Reporting Person, has been converted to an equal number of shares of United Class A Common Stock. Because the Reporting Person does not beneficially own any shares of United Class B Common Stock, the indicated percentage of the outstanding United Class A Common Stock has been calculated assuming that no shares of United Class B Common Stock have been converted into shares of the United Class A Common Stock.

        Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock. The Reporting Person anticipates that the stock options outstanding under the Issuer's 1993 Stock Option Plan that have not vested will vest on the consummation of the Exchange.

        As described in the Statement, the Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement. The Reporting Person disclaims being a member of any such group and disclaims beneficial ownership of any securities of the Issuer held by any such other party.

        (b)   Except as described in the Statement, the Reporting Person has sole voting and dispositive power with respect to 296,002,376 shares of United Class A Common Stock, which includes 293,264,206 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock beneficially owned by the Reporting Person. The Reporting Person may be deemed to have shared voting and dispositive power with Bresnan with respect to 11,448,696 shares of United Class A Common Stock, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock beneficially owned by the Reporting Person, pursuant to the terms of the Bresnan Stockholders' Agreement and the Operating Agreement.

        The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares to which it does not have sole voting and dispositive power.

        (c)   Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

        (d)   None.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 of the Statement is hereby amended and supplemented by adding the following:

        The information set forth in Items 3 and 4 of this Amendment is incorporated by reference into this Item 6 as if set forth in its entirety herein.

Item 7. Materials to be Filed as Exhibits

        The following documents are filed as exhibits to this Amendment:

Exhibit No.	Exhibit
7(j)	Share Exchange Agreement, dated as of August 18, 2003, by and among Liberty Media Corporation and the persons and entities identified as "Stockholders" therein.
7(k)	Form of New Standstill Agreement, between Liberty Media Corporation and UnitedGlobalCom, Inc.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

LIBERTY MEDIA CORPORATION
By:	/s/ ELIZABETH M. MARKOWSKI Elizabeth M. Markowski Senior Vice President

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated
Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty
Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC
David E. Rapley	Director of Liberty
M. LaVoy Robinson	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation
Larry E. Romrell	Director of Liberty
David J.A. Flowers	Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski	Senior Vice President of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Controller of Liberty
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

        The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned
Robert R. Bennett	141,666 shares of United Class A Common Stock, which includes beneficial ownership of 41,666 shares of United Class A Common Stock, which may be acquired within 60 days after August 15, 2003, pursuant to stock options.
Paul A. Gould	70,000 shares of United Class A Common Stock.
Gary S. Howard	41,666 shares of United Class A Common Stock, which may be acquired within 60 days after August 15, 2003, pursuant to stock options.
John C. Malone	156,664 shares of United Class A Common Stock, which may be acquired within 60 days after August 15, 2003, pursuant to stock options.

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SCHEDULE 13D/A
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  Item 7. Materials to be Filed as Exhibits
SIGNATURE
SCHEDULE 1
SCHEDULE 2